Mail Stop 3561

August 4, 2008

Mr. Wei Chenghui
Chief Executive Officer
China Stationery and Office Supply, Inc.
c/o Ningbo Binbin Stationery
Qiaotouhu Industrial Park
Ninghai, Zhejiang Province 315611 P.R. China

> **Re:** **China Stationery and Office Supply, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 20, 2008**
> **File No. 000-49819**

Dear Mr. Chenghui:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, F-2

1. We note the following deficiencies in the audit report issued by Patrizio and Zhao on your financial statements for the fiscal year ended December 31, 2006:
   - The second paragraph of their report makes reference to the "auditing" standards of the Public Company Accounting Oversight Board in place of

the "standards" of the Public Company Accounting Oversight Board. Refer to PCAOB Auditing Standard 1.

- The audit opinion is dated March 23, 2006. This date is prior to the end of the period that has been audited (i.e. December 31, 2006).

Please advise your prior independent accountant, Patrizio and Zhao, to revise their report to address the deficiencies above. In addition, please advise your current independent accountant, P.C. Liu, to revise the first paragraph of their report to reflect the appropriate date of Patrizio and Zhao's audit report.

Financial Statements
General

2. We note that you acquired 90% of the stock of Ningbo Binbin Stationery Co, Ltd. (Binbin), an operating company, on January 8, 2006 for $180,000 in cash and $807,804 in notes. Please address the following issues.

- Tell us how you accounted for the acquisition of Binbin considering paragraphs 16 and 17 of SFAS 141.
- Revise to provide disclosures required by paragraphs 51-57 of SFAS 141.
- Tell us how you measured the transaction and allocated the cost of the acquired entity considering paragraphs 20 and 35 to 39 of SFAS 141.
- Please provide us with a courtesy copy of the acquisition agreement.

Considering you had cash and total assets of $467 at December 31, 2005 (as disclosed in your audited financial statements filed on Form 8-K on June 2, 2006), tell us how you generated $180,000 to consummate the acquisition of Binbin six days after year-end.

Note 3 – Accounts Receivable

3. We note that you determine your reserve for accounts receivable on a specific identification basis and that you recently changed your policy to reserve against all receivables outstanding for more than one year. This resulted in an increase to your allowance of over $1.1 million. Please address the following issues.

- Tell us about the factors you considered in determining your current reserve policy and explain how you determined the reserve for receivables outstanding for less than one year (e.g. 30 days, 60 days, 90 days, etc.).
- Tell us about your policy for determining past due or delinquency status of receivables in accordance with SOP 01-6.
- Considering 14% of your 2007 sales were to one customer, tell us about your significant concentrations in accounts receivable. Specifically clarify if your receivables are to a small number of customers or a large pool of customers.

- Tell us about the length of your operating cycle in the context of Chapter 3(A) of ARB 43.

We may have further comments upon reviewing your response.

Note 11 – Stockholders' Equity

4. We note that you had 6,585,126 shares outstanding on May 26, 2006, the date of the reverse merger. To effect the reverse merger, you issued 10,142,889 shares of common stock (and 500,000 shares of Series A Preferred Stock), resulting in 16,728,015 shares of common stock outstanding. On July 18, 2006, you effected a 5 for 32 reverse stock split resulting in approximately 2,613,752 shares outstanding. Considering you disclose 11,987,427 common shares issued and outstanding at December 31, 2006, please provide us with the details (e.g. consideration received, purpose, etc.) of the approximate 9.4 million common shares issued subsequent to the reverse merger.

Form 10-Q for the Quarter Ended March 31, 2008

General

5. Please revise your Form 10-Q, as necessary, to comply with comments above on your Form 10-KSB.

Balance Sheet, page 2

6. Please revise to include balance sheet data as of December 31, 2007. Please note that balance sheet data as of the prior fiscal quarter end, March 31, 2007, is not required by the form. Refer to Article 8-03 of Regulation S-X for guidance.

7. We note your Other Receivables increased from $2.4 million at December 31, 2007 to $6.4 million (i.e. approximately 21% of total assets) at March 31, 2008. You disclose on page 14 that these receivables represent advances to suppliers, yet you present a separate line item on your balance sheet entitled "Advance to Suppliers" with a $2.1 million balance at March 31, 2008. Please revise to disclose (i) the terms and conditions of this "Other Receivable," (ii) how the receivable was generated, (iii) how it contrasts with the Advance to Suppliers amount presented on your balance sheet and (iv) when you expect to collect this receivable.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services